Exhibit 99.1

Kenon Holdings Reports First Quarter 2016 Results and Additional Updates

Singapore, June 8, 2016. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announces its results for the first quarter of 2016, as well as additional updates.

Key Highlights

IC Power

•	In the first quarter of 2016, IC Power’s net income was $22 million (net income attributable to Kenon: $14 million) and its Adjusted EBITDA was $100 million.

•	From the date of acquisition of IC Power’s distribution business (January 22, 2016) through March 31, 2016, IC Power’s distribution business generated revenues of $101 million, net income of $3 million and Adjusted EBITDA of $16 million.

•	In April 2016, Kanan (a 92 MW HFO project in Panama) was completed and commenced full commercial operations.

•	In May 2016, Samay I (a 600 MW thermoelectric project in Peru) was completed and commenced commercial operations.

•	IC Power continued to develop its other key development project, CDA (a 510 MW hydro project in Peru). As of March 31, 2016, the CDA project was 94% complete and commercial operations are expected to commence in the second half of 2016.

Qoros

•	In April 2016, Kenon’s major shareholder agreed to provide loans in an aggregate amount of up to $50 million, at its discretion, to Qoros. Ansonia and Wuhu Chery each funded approximately $25 million of these loans in May 2016, with remaining amounts expected to be funded subsequently, at the discretion of Ansonia and Wuhu Chery.

Discussion of Results for Q1 2016

Set forth below is a discussion of Kenon’s results of operations. Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of IC Power Pte. Ltd. (“IC Power”).1 The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

IC Power

IC Power’s reportable business segments are Generation and Distribution. IC Power’s Generation business segment is further segmented by geography: Peru, Israel, Central America (which consists of Nicaragua, Guatemala, El Salvador and Panama) and Other (which consists of Bolivia, Chile, the Dominican Republic, Jamaica and Colombia).

See Appendix A for a summary of IC Power’s unaudited consolidated financial information. See Appendix B for the definition of IC Power’s Adjusted EBITDA, which is a non-IFRS financial measure, and for a reconciliation to IC Power’s, and each of its segments’, net income. See Appendix C for summary operational information for each of IC Power’s generation businesses. See Appendix D for summary unaudited financial information for each of IC Power’s businesses.

The following discussion of IC Power’s results of operations below is derived from IC Power’s consolidated financial statements.

[1]	In March 2016, Kenon announced an internal restructuring pursuant to which its subsidiary IC Power Pte. Ltd., which was a holding company with no material assets, acquired I.C. Power Asia Development Ltd. (formerly I.C. Power Ltd.), which held interests in power generation and distribution assets. As a result, IC Power Pte. Ltd. is now the parent holding company of I.C. Power Asia Development Ltd. and the results of IC Power for Q1 2016 are the results of IC Power Pte. Ltd.

Revenues

IC Power’s revenues increased by $100 million, or 31%, to $422 million in Q1 2016 from $322 million in Q1 2015. This increase was primarily the result of the acquisition and consolidation in Q1 2016 of IC Power’s distribution business, which contributed $101 million to IC Power’s revenues in Q1 2016 from the date of consolidation on January 22, 2016.

IC Power’s revenues from its generation business were $321 million in Q1 2016, as compared to $322 million in Q1 2015. See below a discussion of revenues for IC Power’s generation business by geographical segment for Q1 2016, as compared to Q1 2015:

•	Peru – $121 million, compared to $108 million in Q1 2015, reflecting a 12% YoY increase, primarily as a result of a $9 million increase in revenues from ancillary services as a result of an increase in toll tariffs (such tariffs are passed through to customers under power purchase agreements (“PPAs”), so the increase in revenues had a corresponding impact on cost of sales) and a $3 million increase in revenues from energy sales due to an increase in volume of energy sold from 1,599 GWh in Q1 2015 to 1,723 GWh in Q1 2016;

•	Israel – $90 million, compared to $88 million in Q1 2015, reflecting a 2% YoY increase, primarily as a result of a $13 million contribution of revenues from AIE, which was consolidated from August 2015, offset by an $11 million decrease in OPC’s revenues from energy sales due to a decline in the generation component tariff published by Israel’s Electricity Authority (the “EA”) (which forms the basis for the prices in OPC’s PPAs);

•	Central America – $75 million, compared to $78 million in Q1 2015, reflecting a 4% YoY decrease. The decrease was primarily the result of the reduction in revenues from Puerto Quetzal (Guatemala) of $8 million, Nejapa (El Salvador) of $8 million and ICPNH (Nicaragua) of $4 million, due to a decline in heavy fuel oil (“HFO”) prices. The decline was partially offset by $15 million in revenues from Kanan (Panama), which partially commenced commercial operations in Q1 2016;

•	Other – $35 million, compared to $48 million in Q1 2015, reflecting a 27% YoY decrease, primarily as a result of (i) a $4 million reduction in revenues from CEPP (Dominican Republic) as a result of a decline in HFO prices and a decrease in capacity revenues due to the 2015 capacity payment recalculation made by the local market regulator, (ii) a $4 million reduction in revenues from Colmito (Chile), primarily as a result of a decline in energy prices and a decline in energy generation and (iii) a $4 million decrease in revenues from JPPC (Jamaica), as a result of a decline in HFO prices and a decrease in the volume of energy sold, due to lower plant availability.

Cost of Sales (excluding depreciation and amortization)

IC Power’s cost of sales (excluding depreciation and amortization) increased by $78 million, or 35%, to $302 million in Q1 2016 from $224 million in Q1 2015. This increase was primarily the result of the acquisition and consolidation in Q1 2016 of IC Power’s distribution business, which contributed $79 million to IC Power’s cost of sales in Q1 2016 from the date of consolidation on January 22, 2016.

IC Power’s cost of sales from its generation business were $223 million in Q1 2016, as compared to $224 million in Q1 2015. See below a discussion of cost of sales for IC Power’s generation business by geographical segment for Q1 2016, as compared to Q1 2015:

•	Peru – $79 million, compared to $72 million in Q1 2015, reflecting a 10% YoY increase, primarily as a result of a $9 million increase in transmission charges as a result of an increase in toll tariffs (with such increase in cost of sales corresponding to increased revenues of $9 million from transmission tolls) and a $4 million increase in intermediation fees as a result of a renewal of a PPA. The increase was partially offset by a $5 million reduction in maintenance expenses, due to major maintenance and inspection work which was conducted at Kallpa in Q1 2015;

•	Israel – $65 million, compared to $56 million in Q1 2015, reflecting a 16% YoY increase, primarily as a result of an $11 million contribution to cost of sales from AIE, which was consolidated from August 2015. The increase was partially offset by a $2 million decline in the cost of natural gas purchases by OPC;

•	Central America – $57 million, compared to $63 million in Q1 2015, reflecting a 10% YoY decrease, primarily as a result of a $10 million decline in each of Nejapa’s and Puerto Quetzal’s cost of sales due to a decline in HFO prices and a decrease in energy purchases. The decline was partially offset by $14 million in cost of sales from Kanan, which partially commenced commercial operations in Q1 2016;

•	Other – $22 million, compared to $33 million in Q1 2015, reflecting a 33% YoY decrease, primarily as a result of a $3 million and $4 million decrease in JPPC’s and CEPP’s cost of sales, respectively, due to a decline in HFO prices, and a $4 million decrease in Colmito’s (Chile) cost of sales due to a decline in energy purchased by Colmito due to high hydrology levels in Chile in Q1 2016.

Net Income

IC Power’s net income (attributable to Kenon and non-controlling interest), as reported by IC Power, was $22 million in Q1 2016, compared to $21 million in Q1 2015.2 IC Power’s distribution business contributed $3 million in net income from the date of consolidation on January 22, 2016. IC Power’s net income from its generation business was $19 million in Q1 2016, as compared to $21 million in Q1 2015.

IC Power’s net income remained flat in Q1 2016 as compared to Q1 2015, primarily as the result of the changes in revenue and cost of sales as discussed above as well as the following factors:

•	Depreciation and amortization (including depreciation and amortization expenses from general, selling and administrative expenses) of $36 million in Q1 2016, as compared to $29 million in Q1 2015, reflecting a 24% YoY increase, primarily as a result of the partial commencement of commercial operations of Kanan during Q1 2016, as well as the acquisition of IC Power’s distribution business in Q1 2016;

•	General, selling and administrative expenses (excluding depreciation and amortization) of $22 million in Q1 2016, as compared to $13 million in Q1 2015, reflecting a 69% YoY increase, primarily as a result of the acquisition of IC Power’s distribution business in Q1 2016, which contributed $8 million in administrative expenses from the date of consolidation on January 22, 2016;

•	Net finance expenses of $31 million in Q1 2016, as compared to $21 million in Q1 2015, reflecting a 48% YoY increase, primarily due to IC Power’s distribution business contributing $7 million in finance expenses from the date of consolidation on January 22, 2016; and

•	Tax expense of $12 million in Q1 2016, as compared to $14 million in Q1 2015, reflecting a 14% decrease, primarily as a result of a decline in the tax rate in Israel (from 26.5% to 25%), which was offset in part by higher pretax income in Peru. IC Power’s effective tax rate decreased to 36% in Q1 2016 from 40% in Q1 2015, primarily as a result of the lower applicable tax rate in Israel.

Adjusted EBITDA3

IC Power’s Adjusted EBITDA, as reported by IC Power, was $100 million in Q1 2016, as compared to $85 million for Q1 2015.2 The increase was primarily the result of the acquisition and consolidation in Q1 2016 of IC Power’s distribution business, which contributed $16 million to IC Power’s Adjusted EBITDA in Q1 2016 from the date of consolidation on January 22, 2016.

IC Power’s Adjusted EBITDA from its generation business was $84 million in Q1 2016, as compared to $85 million in Q1 2015. Set forth below is a discussion of Adjusted EBITDA for IC Power’s generation business by geographical segment for Q1 2016, as compared to Q1 2015:

•	Peru – $39 million in Q1 2016, compared to $33 million in Q1 2015. The increase was primarily due to a $5 million reduction in maintenance expenses, due to major maintenance and inspection work which was conducted at Kallpa in Q1 2015;

•	Israel – $22 million in Q1 2016, compared to $30 million in Q1 2015. The decline was primarily due to the lower power generation component tariff published by the EA in January 2015 and September 2015 (such tariff forms the basis for the prices in OPC’s PPAs), without a similar reduction in OPC’s gas prices;

•	Central America – $15 million in Q1 2016, compared to $12 million in Q1 2015;

•	Other - $8 million in Q1 2016, compared to $10 million in Q1 2015.

[2]	IC Power’s net income and Adjusted EBITDA, as reported to Kenon, in Q1 2015 were $16 million (only $10 million of which was attributable to Kenon as a result of the exclusion of non-controlling interests and intercompany expenses) and $80 million, respectively. These amounts differ from the respective amounts reported in IC Power’s financial statements for the same period as a result of the revision of certain provisions at IC Power, which were adjusted in IC Power’s Q1 2015 and 2014 financial statements, but were adjusted in Q2 2015 for Kenon. For further information, see “Decisions by the PUAE (Israel’s Power Regulator)” in Kenon’s 6-K, dated April 6, 2016, announcing Kenon’s Full-Year 2015 Results.
[3]	For the periods covered in this release, IC Power defines “Adjusted EBITDA” as income before depreciation and amortization, financing expenses, net and income tax expenses. In prior periods, “Adjusted EBITDA”, as defined by IC Power, has included additional adjustments, including asset-write off, share in income of associated companies and gain on bargain purchase, which adjustments are not applicable to IC Power in Q1 2015 and Q1 2016.

Capital Expenditures

IC Power’s capital expenditures were $281 million in Q1 2016, primarily relating to expenditures on projects under development and acquisitions of $268 million, consisting of CDA ($27 million), Samay I ($53 million), Kanan ($6 million) and the acquisition of Energuate ($182 million, net of cash acquired of $60 million). During Q1 2016, IC Power’s subsidiaries spent $10 million in capital expenditures for maintenance of existing facilities and a further $3 million for new projects, facility recovery and capitalized interest expense.

Liquidity and Capital Resources

As of March 31, 2016, IC Power had cash and cash equivalents of $367 million, plus short-term deposits and restricted cash of $84 million, interest bearing financial liabilities of $2,955 million (excluding debt owed to Kenon), and net interest bearing financial liabilities (a non-IFRS financial measure, which is defined as interest bearing financial liabilities minus cash and short-term deposits and restricted cash) of $2,504 million.

In May 2016, Kallpa issued $350 million senior unsecured notes, which mature in 2026 and bear an interest rate of 4.875%. The proceeds of the notes were principally used to repay certain existing indebtedness.

In May 2016, IC Power entered into a $100 million loan facility at the IC Power level. This facility is currently undrawn.

Business Developments

Acquisition of Energuate

In January 2016, IC Power completed its acquisition of Energuate (a Guatemalan energy distribution business) and two smaller, related businesses. The total consideration for the acquisition was $266 million, which IC Power paid using a combination of cash on hand and a $120 million loan facility entered into in December 2015 (Energuate’s total financial debt and cash on hand as of January 22, 2016 were $284 million and $60 million, respectively). Energuate provides electricity distribution services to approximately 1.6 million customers in Guatemala (representing approximately 55% of Guatemala’s distribution customers in 2014).

Commencement of Kanan’s Commercial Operations

In April 2016, Kanan commenced full commercial operations. Kanan has a total capacity of 92 MW, comprised of HFO generation units in the form of a 55 MW power barge and a 37 MW power barge. The barges’ relocation, installation and interconnection to the Panamian system was completed at an aggregate cost of approximately $87 million (including $40 million of intercompany expenses relating to Puerto Quetzal’s and CEPP’s sale of the barges to Kanan and additional $4 million of intercompany interest expenses).

Commencement of Samay I’s Commercial Operations

In May 2016, Samay I commenced commercial operations. Samay I currently has a total capacity of 600 MW when operated with diesel fuel. However, the capacity of the facility may increase to approximately 720 MW once natural gas becomes available to the Samay I facility through the completion of a natural gas pipeline that is expected to be constructed by the end of 2018 and upon the completion of certain investments into the Samay I facility. Samay I is party to a PPA with the State of Peru that expires in 2035, and is expected to generate approximately $1 billion in revenues over the term of the agreement. As of March 31, 2016, Samay I had invested an aggregate of $387 million in the project.

Assets Under Construction

CDA

•	As of March 31, 2016, CDA has invested an aggregate of $874 million in the project and has completed 94% of the project, with 99% of the dam construction and 100% of the tunnel drilling completed, respectively.

•	CDA has an estimated construction cost of $959 million and total installed capacity of 510 MW. IC Power expects the plant to be fully operational in the second half of 2016.

•	As of March 31, 2016, CDA has drawn the full amount of the $591 million available debt facilities for this project.

AIE

•	AIE currently operates an 18 MW co-generation steam turbine, and is planning to construct a 140 MW power plant, with construction expected to commence in mid-2016. IC Power expects that the total cost of completing the AIE plant (including the $16 million consideration for the acquisition of AIE and the construction of the power station) will be approximately $250 million. In January 2016, AIE entered into a $155 million EPC contract in connection with the project, and the AIE plant is expected to reach its commercial operation date in the second half of 2018.

Qoros4

Kenon recognizes 50% of Qoros’ results under “share in income from associates.” The discussion below reflects 100% of Qoros’ financial results.

See Appendix E for Qoros’ unaudited consolidated financial information.

Revenues

Revenues increased by RMB219 million ($34 million) or 75% to RMB512 million ($80 million) in Q1 2016 compared to RMB293 million ($45 million) in Q1 2015, primarily resulting from an increase in vehicle sales to approximately 4,900 vehicles in Q1 2016 from approximately 2,500 vehicles in Q1 2015.

Cost of Sales

Cost of sales increased by RMB292 million ($45 million) or 92% to RMB611 million ($95 million) in Q1 2016 compared to RMB319 million ($50 million) in Q1 2015, primarily resulting from the increase in the number of vehicles sold in Q1 2016.

Selling and Distribution Expenses

Selling and distribution expenses decreased by RMB46 million ($7 million) or 46% to RMB54 million ($8 million) in Q1 2016 compared to RMB100 million ($16 million) in Q1 2015, primarily resulting from a reduction in advertising, marketing and promotion and consulting and personnel expenses due to changes in Qoros’ marketing and sales strategy and cost-cutting efforts.

Administrative Expenses

Administrative expenses decreased by RMB45 million ($7 million) or 33% to RMB93 million ($14 million) in Q1 2016, compared to RMB138 million ($21 million) in Q1 2015, primarily resulting from a reduction in personnel fees, consulting fees and depreciation and amortization expenses in Q1 2016 as compared to Q1 2015.

Net Finance Costs

Net finance costs decreased by RMB34 million ($5 million) or 41% to RMB49 million ($8 million) in Q1 2016, compared to RMB83 million ($13 million) in Q1 2015, primarily reflecting a RMB23 million ($4 million) increase in finance income due to a net foreign exchange gain in Q1 2016 and an RMB11 million ($2 million) decrease in finance costs.

Loss for the Period

Loss for the period decreased by RMB134 million ($21 million) or 30% to RMB308 million ($48 million) in Q1 2016, compared to RMB442 million ($69 million) in Q1 2015.

[4]	Convenience translation of RMB amounts into USD use a rate of 6.44:1.

Liquidity

In the first quarter of 2016, Kenon made shareholder loans to Qoros of RMB275 million ($42 million), fulfilling Kenon’s outstanding loan commitments to Qoros. Kenon’s joint venture partner, Wuhu Chery, made shareholder loans to Qoros in the same amount and on similar conditions.

As of March 31, 2016, Qoros had total loans and borrowings (excluding shareholder loans) of RMB5.8 billion ($901 million). Also as of this date, Qoros had current liabilities (excluding shareholder loans) of RMB4.8 billion ($745 million), including trade and other payables of RMB3 billion ($466 million) and current assets of RMB1.7 billion ($280 million), including cash and cash equivalents of RMB223 million ($35 million). Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and available resources.

In April 2016, Ansonia Holdings Singapore B.V. (“Ansonia”), which owns approximately 46% of the outstanding shares of Kenon, entered into an agreement to provide loans in an aggregate amount of up to $50 million, at its discretion, to Quantum (2007) LLC (“Quantum”) (a wholly-owned subsidiary of Kenon, which is the direct owner of Kenon’s 50% interest in Qoros), and Quantum will provide these loans to Qoros. Ansonia and Wuhu Chery each funded approximately $25 million of these loans in May 2016, with remaining amounts expected to be funded subsequently, at the discretion of Ansonia and Wuhu Chery. In light of the investments that have been made by Kenon in Qoros, including guarantees provided by Kenon, and Kenon’s strategy to refrain from material “cross-allocation” (i.e., investing returns from one business into another), Kenon did not make any loans or other investments in Qoros as part of this transaction. For further information on the structure and terms of Ansonia’s agreement to provide loans to Qoros, see Exhibit 99.1 to Kenon’s Report on Form 6-K, dated April 22, 2016.

Qoros’ principal sources of liquidity are cash flows received from financing activities, including long-term loans, short-term facilities and inflows received in connection with the capital contributions (in the form of equity contributions, or convertible or non-convertible shareholder loans) as well as cash flows received from vehicle sales. Qoros has drawn substantially all of the available amounts under its existing long term credit facilities and will require additional financing, including the renewal or refinancing of its working capital facilities, to fund its continued development and operations. Qoros is continuing to seek additional financing for its operations.

Business Updates

Car Sales

In the first three months of 2016 (which includes the Chinese new year, a traditionally slower time for car sales), Qoros’ sales increased by approximately 97% to approximately 4,900 vehicles, as compared to approximately 2,500 vehicles in Q1 2015.

In April 2016, Qoros’ sales increased by approximately 29% to approximately 1,680 vehicles, as compared to approximately 1,300 vehicles in April 2015.

SUV and New Model Launches

In March 2016, Qoros launched the Qoros 5 SUV, a mid-sized SUV designed and produced with international standards of quality, safety and performance for the fast-growing SUV market in China.

Qoros has also launched the new 2016 model year versions of the Qoros 3 Sedan and the Qoros 3 Hatch. In addition, Qoros introduced two additional trims for each of the Qoros 3 Sedan and the Qoros 3 Hatch.

Dealerships

As of March 31, 2016, Qoros’ dealerships included 86 fully operational points of sales, 7 additional points of sales under construction, and Memorandums of Understanding with respect to the potential development of 9 additional points of sales.

China Vehicle Market Conditions

According to China Passenger Car Association, cumulative passenger vehicle wholesales in Q1 2016 increased by 6% YoY, as compared to 11% YoY in Q1 2015. The SUV segment continued to be a high-growth segment, as sales increased by approximately 49% YoY in Q1 2016, as compared to 48% YoY in Q1 2015, while sedan sales decreased by approximately 12% YoY in Q1 2016.

The decline in the industry’s overall growth rate that occurred in 2015 in connection with volatility in the Chinese financial markets and a slowdown in the Chinese economy resulted in increased competition in China’s automotive market through price reductions. It is expected that dealers, OEMs, Qoros, and many of Qoros’ competitors will continue to reduce prices and offer further inducements to purchase vehicles in 2016.

ZIM

ZIM carried approximately 577 thousand TEUs in Q1 2016, representing 3% growth as compared to Q1 2015, in which ZIM carried approximately 560 thousand TEUs. In Q1 2016, ZIM’s revenues were approximately $630 million, as compared to approximately $792 million in Q1 2015, reflecting an approximately 25% decline in ZIM’s average revenue per TEU as a result of a decline in industry container freight rates. ZIM’s net loss attributable to ZIM’s owners in Q1 2016 was $58 million, compared to net income of $11 million in Q1 2015.

The container shipping industry has continued to experience an imbalance of supply and demand. Since the second half of 2015, freight rates have fallen sharply in most of the trade zones – reaching historical lows across major trades in Q1 2016 – mainly as a result of excess capacity. The impact to net income from the decline in freight rates has been offset, in part, by the current relatively low price of bunker, one of ZIM’s significant costs, which also decreased during this period.

ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Kenon (Unconsolidated) Liquidity and Capital Resources

As of March 31, 2016, cash, gross debt, and net debt (a non-IFRS financial measure, which is defined as gross debt minus cash) at Kenon were $7 million, $162 million and $155 million, respectively.

As of March 31, 2016, the total drawings outstanding under Kenon’s $200 million credit facility from Israel Corporation Ltd. amounted to $150 million. In April 2016, Kenon drew down the remaining $50 million under the credit facility, and as a result, $200 million, plus interest and fees of $14 million, is currently outstanding. The April drawing was intended to provide Kenon with additional cash resources in light of its liquidity position and its obligations under its indirect guarantees of Qoros’ indebtedness.

Kenon has provided back-to-back guarantees to Chery in respect of Chery’s guarantees of certain Qoros’ indebtedness. Set forth below is an overview of the guarantees provided by Kenon in respect of Qoros’ indebtedness:

Date Granted	Qoros Credit Facility	Kenon Guarantee Amount

Spin-Off / November 2015	RMB3 billion credit facility	RMB750 million ($116 million)[1]

May / November 2015	RMB700 million EXIM Bank loan facility	RMB350 million ($54 million) (plus interest and fees of up to RMB60 million ($9 million)[2]

Total		RMB1,100 million ($171 million) (plus certain interest and fees)

1.	In the event that Chery’s liability under its guarantee exceeds RMB1.5 billion, Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion.
2.	In the event that Chery is obligated under its guarantee of the EXIM Bank loan facility to make payments that exceed Kenon’s obligations under the guarantee, Kenon and Chery have agreed to try to find an acceptable solution, but without any obligation on Kenon to be liable for more than the amounts set forth in the table above.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on June 8, 2016. To participate, please call one of the following teleconferencing numbers:

US:	1-888-407-2553
UK:	0-800-917-9141
Israel:	03-918-0610
Singapore:	3158-3851
International:	+65-3158-3851

The call will commence at 9:00am Eastern Time, 6:00am Pacific Time, 2:00pm UK Time, 4:00pm Israel Time and 9:00pm Singapore Time.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, (i) with respect to IC Power, the expected cost and expected timing of the commencement of construction and completion of IC Power’s construction projects: CDA and AIE, the potential increase in the capacity of the Samay I facility and Samay I’s expected revenues under its PPA with the State of Peru, (ii) with respect to Qoros, statements about Qoros’ liquidity requirements and sources of funding, its plans to seek additional financing, the total amount of the loans that will be made to Qoros under its loan agreements, Qoros’ and trends in China’s vehicle market, (iii) with respect to ZIM, statements about expected trends in the container shipping industry, (iv) with respect to Kenon, its strategy, including its strategy to refrain from material cross allocation of returns from its businesses, and (v) other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to IC Power, risks relating to IC Power’s failure to complete the construction of its various power plants under construction on a timely basis, within expected budget or at all, future developments in the power generation or distribution markets in which IC Power operates, (ii) with respect to Qoros, China’s financial market and economic conditions and Qoros’ ability to secure the funding it requires to meet its expenses and liquidity requirements and changes in government policies, (iii) with respect to ZIM, developments in the container shipping industry and freight rates, (iv) with respect to Kenon, changes in events and circumstances with respect to Qoros and Kenon and other, future events that could affect Kenon’s strategy generally or in particular with respect to Qoros and (v) other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Karen Koh Director, Investor Relations and BD karenk@kenon-holdings.com Tel: +65 6351 1794

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246

Kenon Holdings Ltd.

Unaudited condensed consolidated statements of financial position

	March 31 2016	December 31 2015
	$ Thousands
Current assets
Cash and cash equivalents	388,523	383,953
Short-term investments and deposits	84,223	308,702
Trade receivables, net	234,759	123,273
Other current assets	61,378	45,260
Income tax receivable	4,620	3,926
Inventories	54,227	50,351

Total current assets	827,730	915,465

Non-current assets
Investments in associated companies	370,518	369,022
Deposits, loans and other receivables, including financial instruments	119,716	88,475
Deferred taxes, net	26,512	2,693
Property, plant and equipment, net	3,579,703	2,959,878
Intangible assets	352,979	147,244

Total non-current assets	4,449,428	3,567,312

Total assets	5,277,158	4,482,777

Kenon Holdings Ltd.

Unaudited condensed consolidated statements of financial position, continued

	March 31 2016	December 31 2015
	$ Thousands
Current assets
Loans and debentures	459,831	352,668
Trade payables	248,272	145,454
Other payables, including derivative	203,493	108,873
Provisions	2,223	41,686
Income tax payable	8,393	4,705

Total current liabilities	922,212	653,386

Non-current liabilities
Loans	2,172,618	1,709,063
Debentures	653,697	655,847
Derivative instruments	47,692	35,625
Deferred taxes, net	191,869	138,083
Other non-current liabilities	37,488	27,218

Total non-current liabilities	3,103,364	2,565,836

Total liabilities	4,025,576	3,219,222

Equity
Share capital	1,267,210	1,267,210
Translation reserve	(12,421)	(16,916)
Capital reserve	(4,636)	2,212
Accumulated losses	(227,349)	(191,292)

Equity attributable to owners of the Company	1,022,804	1,061,214
Non-controlling interests	228,778	202,341

Total equity	1,251,582	1,263,555

Total liabilities and equity	5,277,158	4,482,777

Kenon Holdings Ltd.

Unaudited condensed consolidated statements of profit or loss

	For the Three Months ended
	March 31 2016	March 31 2015
	$ Thousands
Revenue	421,852	322,158
Cost of sales and services (excluding depreciation)	(301,655)	(230,364)
Depreciation	(32,882)	(25,615)

Gross Profit	87,315	66,179
Other income	2,257	524
Dilution gains from reductions in equity interest held in associates	—	32,425
Selling, general and administrative expenses	(30,918)	(26,108)
Other expenses	(301)	(473)

Operating profit	58,353	72,547

Financing expenses	(38,019)	(25,714)
Financing income	4,223	8,206

Financing expenses, net	(33,796)	(17,508)

Shares in losses of associated companies, net of tax	(40,938)	(33,701)

(Loss)/profit before income taxes	(16,381)	21,338
Income taxes	(11,821)	(12,548)

(Loss)/profit for the period	(28,202)	8,790

Attributable to:
Kenon’s shareholders	(36,057)	3,277
Non-controlling interests	7,855	5,513

(Loss)/profit for the period	(28,202)	8,790

Basic/Diluted (loss) profit per share attributable to Kenon’s shareholders (in dollars):
Basic/Diluted (loss) profit per share	(0.67)	0.06

Kenon Holdings Ltd.

Unaudited condensed consolidated statements of cash flows

	For the Three Months ended
	March 31 2016	March 31 2015
	$ Thousands
Cash flows from operating activities
(Loss)/profit for the period	(28,202)	8,790
Adjustments:
Depreciation and amortization	35,892	29,210
Financing expenses, net	33,796	17,508
Share in losses of associated companies, net of tax	40,938	33,701
Gain from changes in interest held in associates	—	(32,425)
Other capital loss, net	4,123	144
Share-based payments	189	(653)
Income taxes	11,821	12,548

	98,557	68,823
Change in inventories	(2,510)	(4,119)
Change in trade and other receivables	(25,031)	(18,652)
Change in trade and other payables	(28,855)	(13,801)
Change in provisions and employee benefits	(39,626)	11,423

	2,535	43,674
Income taxes paid, net	(11,410)	(9,323)
Dividends received from investments in associates	—	637

Net cash (used in)/provided by operating activities	(8,875)	34,988

Kenon Holdings Ltd.

Unaudited condensed consolidated statements of cash flows, continued

	For the Three Months ended
	March 31 2016	March 31 2015
	$ Thousands
Cash flows for investing activities
Proceeds from sale of property, plant and equipment	32	28
Short-term deposits and loans, net	225,408	31,581
Business combinations, less cash acquired	(182,309)	—
Investment in associated company	(42,399)	(64,360)
Acquisition of property, plant and equipment	(97,261)	(128,447)
Acquisition of intangible assets	(2,008)	(1,547)
Interest received	1,715	1,310
Sale of securities held for trade and available for sale, net	5,894	—
Payment of deferred acquisition consideration	(1,448)	—

Net cash used in investing activities	(92,376)	(161,435)

Cash flows from financing activities
Dividend paid to non-controlling interests	(3,005)	(1,744)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	1,684	—
Receipt of long-term loans and issuance of debentures	103,913	45,000
Repayment of long-term loans and debentures	(81,315)	(26,142)
Purchase of non-controlling interest	—	(20,000)
Short-term credit from banks and others, net	107,156	(1,454)
Contribution from former parent company	—	34,271
Interest paid	(23,388)	(19,737)

Net cash provided by financing activities	105,045	10,194

Increase (decrease) in cash and cash equivalents	3,794	(116,253)
Cash and cash equivalents at beginning of the period	383,953	610,056
Effect of exchange rate fluctuations on balances of cash and cash equivalents	776	(6,996)

Cash and cash equivalents at end of the period	388,523	486,807

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	I.C. Power*
	Generation**	Distribution***	Qoros****	Other	Adjustments	Total
	$ Thousands
For the three months ended March 31, 2016
Total sales	321,200	100,587	—	65	—	421,852

Adjusted EBITDA	84,588	15,067	—	(5,411)	—	94,244

Depreciation and amortization	32,229	3,576	—	87	—	35,892
Financing income	(490)	(1,493)	—	(2,905)	665	(4,223)
Financing expenses	24,382	8,235	—	6,066	(665)	38,018
Other items:
Share in (profits)/losses of associated companies	(199)	—	25,812	15,325	—	40,938

	55,922	10,318	25,812	18,573	—	110,625

Profit/(loss) before taxes	28,666	4,749	(25,812)	(23,984)	—	(16,381)
Income taxes	10,419	1,383	—	19	—	11,821

Profit/(loss) for the period from continuing operations	18,247	3,366	(25,812)	(24,003)	—	(28,202)

*	The total assets and liabilities of I.C. Power are $4.9 billion and $3.8 billion at March 31, 2016, respectively.
**	Includes holding company.
***	Operating since January 22, 2016.
****	Associated company.

	I.C. Power
	Generation*	Qoros**	Other	Adjustments	Total
	$ Thousands
For the three months ended March 31, 2015
Sales to external customers	319,072	—	225	—	319,297
Intersegment sales	2,861	—		—	2,861

	321,933	—	225	—	322,158
Elimination of intersegment sales	(2,861)	—	—	2,861	—

Total sales	319,072	—	225	2,861	322,158

Adjusted EBITDA	79,504	—	22,253	—	101,757

Depreciation and amortization	29,079	—	131	—	29,210
Financing income	(1,560)	—	(9,329)	2,683	(8,206)
Financing expenses	23,095	—	5,302	(2,683)	25,714
Other items:
Share in losses (income) of associated companies	8	35,760	(2,067)	—	33,701

	50,622	35,760	(5,963)	—	80,419

Profit/(loss) before taxes	28,882	(35,760)	28,216	—	21,338
Income taxes	12,548	—	—	—	12,548

Profit/(loss) for the period from continuing operations	16,334	(35,760)	28,216	—	8,790

*	The total assets and liabilities of I.C. Power are $3.8 billion and $2.8 billion at March 31, 2015, respectively.
**	Associated company.

Information Regarding Associated Companies

A. Carrying amounts of investments in associated companies

	As at March 31, 2016	As at March 31, 2015
	(US$ millions)
ZIM	186	201
Qoros	176	159
Others	9	9

	371	369

B. Equity in the net earnings (losses) of associate companies

	For the three months ended
	March 31, 2016	March 31, 2015
	(US$ millions)
ZIM	(16)	5
Tower	—	(3)
Qoros	(26)	(35)
Others	1	(1)

	(41)	(34)

Contributions of Principal Operations to Profit (loss) (Attributable to Kenon’s Shareholders)

	Three Months Ended March 31,
	2016	2015
	(US$ millions)
IC Power	14	10
Qoros	(26)	(35)
ZIM	(16)	5
Tower	—	(3)
Gain from changes in interest held in associate	—	32
Other	(8)	(9)

Profit / (loss) attributable to Kenon’s shareholders	(36)	3

Appendix A

IC Power’s Unaudited Consolidated Statement of Income

	For the three months period ended March 31
	2016	2015
	US$ millions
Sales	422	322
Cost of sales (excluding depreciation and amortization)	(302)	(224)
Depreciation and amortization	(33)	(26)

Gross profit	87	72
General, selling and administrative expenses	(25)	(16)
Other income	2	—

Operating income	64	56

Financing expenses	33	23
Financing income	(2)	(2)

Financing expenses, net	31	21

Income before taxes	33	35

Taxes on income	(11)	(14)

Net income for the period	22	21

Attributable to:
Equity holders of the Company	14	15
Non-controlling interest	8	6

Net income for the period	22	21

Summary Data from IC Power’s Unaudited Consolidated Statement of Cash Flows

	Three Months Ended March 31,
	2016	2015
	(in millions of USD)
Cash flows provided by (used in) operating activities	(3)	44
Cash flows (used in) investing activities	(56)	(97)
Cash flows provided by (used in) financing activities	65	(69)

Increase (decrease) in cash and cash equivalents	6	(122)

Cash and cash equivalents at end of the period	367	455
Investments in property, plant and equipment*	99	128
Total depreciation and amortization	36	29

1.	Not including business combination

Summary Data from IC Power’s Unaudited Consolidated Statement of Financial Position

	As at
	March 31, 2016	December 31, 2015
	(in millions of USD)
Total financial liabilities[1]	2,955	2,565
Total monetary assets[2]	451	662
Total equity attributable to the owners	616	826
Total assets	4,895	4,091

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix B

IC Power’s Adjusted EBITDA

This press release, including the financial tables, presents IC Power’s Adjusted EBITDA, a financial metric considered to be “non-IFRS.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

IC Power defines “Adjusted EBITDA” for the periods covered in this report for each entity as income, before depreciation and amortization, financing expenses, net and income tax expense. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of IC Power’s profitability since it does not take into consideration certain costs and expenses that result from IC Power’s business that could have a significant effect on IC Power’s net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Set forth below is a reconciliation of IC Power’s, and each of its segments’, net income to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	Three Months Ended March 31, 2016
	(in USD millions) (unaudited)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other
Net income (loss) for the period	16	13	2	(14)	3	2	22
Depreciation and amortization[1]	12	6	7	9	4	(2)	36
Financing expenses, net	5	2	4	13	7	—	31
Income tax expense	6	1	2	—	2	—	11

Adjusted EBITDA	39	22	15	8	16	—	100

1.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

	Three Months Ended March 31, 2015
	(in USD millions) (unaudited)
	Generation				Adjustments	Total
	Peru	Israel	Central America	Other
Net income (loss) for the period	5	17	3	(6)	2	21
Depreciation and amortization[1]	13	6	5	7	(2)	29
Financing expenses, net	10	1	2	8	—	21
Income tax expense	5	6	2	1	—	14

Adjusted EBITDA	33	30	12	10	—	85

1.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

Appendix C

Summary of IC Power’s Operating Generation Assets

The following table sets forth summary operational information regarding each of IC Power’s operational generation companies as of May 31, 2016 by geographical segment:

Segment	Country	Entity	Ownership Percentage (Rounded)	Fuel	Installed Capacity (MW)[1]		Proportionate Capacity[2]	Type of Asset
Peru	Peru	Kallpa	75%	Natural Gas	1,063	[3]	797	Greenfield[3]
	Peru	Samay I	75%	Natural Gas and Diesel	600		450	Greenfield
Israel	Israel	OPC	80%	Natural Gas and Diesel	440		352	Greenfield
	Israel	AIE	100%	Steam[4]	18		18	Acquired
Central America	Nicaragua	Corinto	65%	HFO	71		46	Acquired
	Nicaragua	Tipitapa Power	65%	HFO	51		33	Acquired
	Nicaragua	Amayo I	61%	Wind	40		24	Acquired
	Nicaragua	Amayo II	61%	Wind	23		14	Acquired
	Guatemala	Puerto Quetzal	100%	HFO	179		179	Acquired
	El Salvador	Nejapa	100%	HFO	140		140	Original Inkia Asset
	Panama	Kanan	100%	HFO	92		92	Greenfield
Other	Bolivia	COBEE	100%	Natural Gas	228		228	Original Inkia Asset
	Chile	Central Cardones	87%	Diesel	153		133	Acquired
	Chile	Colmito	100%	Natural Gas and Diesel	58		58	Acquired
	Dominican Republic	CEPP	97%	HFO	67		65	Original Inkia Asset
	Jamaica	JPPC	100%	HFO	60		60	Original Inkia Asset
	Colombia	Surpetroil	60%	Natural Gas	20		12	Acquired
	Panama	Pedregal[5]	21%[6]	HFO	54		11	Original Inkia Asset

Total Operating Capacity					3,357		2,702

1.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of IC Power’s ownership interest in the entity that owns each such asset.
2.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by IC Power’s ownership interest in the entity that owns each such asset.
3.	Kallpa’s plants were developed as greenfield projects in four different stages between 2005 and 2012, resulting in 870 MW of installed capacity. In addition, Kallpa acquired Las Flores’ power plant in 2014, adding 193 MW to Kallpa’s capacity.
4.	AIE also holds a conditional license for the construction of a cogeneration power station in Israel. This station will be developed as a greenfield project (at an expected cost of $250 million, including the acquisition price of AIE), based upon a plant with 140 MW of capacity. Construction is expected to commence in mid-2016 and COD is expected in the second half of 2018.
5.	Although Pedregal is located in Central America, it is a minority investment. Therefore, from an income statement perspective, it is not part of IC Power’s Central America segment and Pedregal is only reflected in IC Power’s share in income of associated companies.
6.	Although IC Power has a non-controlling interest in Pedregal, IC Power is party to a management services agreement, which designates IC Power as the administrator responsible for the day-to-day management of Pedregal.

Appendix D

Summary Unaudited Financial Information of IC Power’s Subsidiaries and Associated Company

	Three Months Ended March 31, 2016
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]	Outstanding Debt[2]	Net Debt[3]
	($ millions)
GENERATION
Peru segment
Kallpa	75	$121	$79	$39	$401	$379
Assets in advance stages of construction
CDA	75	—	—	—	582	544
Samay I	75	—	—	—	333	309
Israel segment
OPC	80	77	54	22	387	282
AIE	100	13	11	—	—	(4)
Central America segment
ICPNH[4]	61-65	23	13	10	97	82
Puerto Quetzal[5]	100	15	13	2	17	10
Nejapa[6]	100	17	13	4	—	(14)
Cenergica	100	4	3	—	—	(2)
Guatemel	100	1	1	—	—	(1)
Assets in advance stages of construction
Kanan	100	15	14	—	61	60
Other segment
COBEE	100	12	4	7	67	48
Central Cardones	87	2	—	2	40	39
Colmito	100	6	5	—	17	15
CEPP	97	6	5	—	11	7
JPPC[7]	100	7	7	—	4	1
Surpetroil[8]	60	2	1	—	3	3
RECSA	100	—	—	—	3	2
DISTRIBUTION
DEORSA	93	58	45	8	107	84
DEOCSA	91	43	34	8	164	149
HOLDINGS
IC Power Distribution Holdings	100	—	—	—	118	118
Inkia & Other[9]	100	—	—	(1)	448	362
IC Power & Other[10]	100	—	—	(1)	95	31

TOTAL		$422	$302	$100	$2,955	$2,504

1.	“Adjusted EBITDA” for each entity for the period is defined as income (loss) before depreciation and amortization, finance expenses, net and income tax expense (benefit).
2.	Includes short-term and long-term debt.
3.	Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.
4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Figures include Puerto Quetzal and Poliwatt Limited (one of IC Power’s subsidiaries that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
6.	Figures include amounts related to Nejapa’s branch and main office.
7.	Figures include JPPC and Private Power Operator Ltd. (IC Power’s subsidiary that employs JPPC’s employees and performs administrative-related functions).
8.	Figures include Surpetroil and Surenergy S.A.S ESP (IC Power’s subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
9.	Outstanding debt includes Inkia for $448 million.
10.	Includes $38 million of IC Power’s outstanding debt and $57 million of ICPI debt.

The following tables set forth a reconciliation of net income (loss) to Adjusted EBITDA for IC Power’s subsidiaries for the three months ended March 31, 2016:

	Kallpa	CDA	Samay I	OPC	AIE	ICPNH	Puerto Quetzal
	($ millions)
Net income (loss)	$14	$1	$1	$13	$—	$4	$(1)
Depreciation and amortization	12	—	—	6	—	3	1
Finance expenses (income), net	6	—	(1)	2	—	2	1
Income tax expense (benefit)	7	(1)	—	1	—	1	1

Adjusted EBITDA	$39	$—	$—	$22	$—	$10	$2

	Nejapa	Cenérgica	Kanan	Guatamel	COBEE	Central Cardones	Colmito
	($ millions)
Net income (loss)	$2	$—	$(3)	$—	$4	$—	$—
Depreciation and amortization	1	—	2	—	1	1	—
Finance expenses, net	—	—	1	—	1	1	—
Income tax expense	1	—	—	—	1	—	—

Adjusted EBITDA	$4	$—	$—	$—	$7	$2	$—

	CEPP	JPPC	Surpetroil	RECSA	IC Power Distribution Holdings	Inkia & Other	IC Power & Other
	($ millions)
Net income (loss)	$(1)	$(1)	$—	$—	$(2)	$(8)	$(4)
Depreciation and amortization	1	1	—	—	—	3	—
Finance expenses, net	—	—	—	—	2	6	3
Income tax expense (benefit)	—	—	—	—	—	(2)	—

Adjusted EBITDA	$—	$—	$—	$—	$—	$(1)	$(1)

	DEOCSA	DEORSA	IC Power Total
	($ millions)
Net income	$1	$2	$22
Depreciation and amortization	2	2	36
Finance expenses, net	4	3	31
Income tax expense	1	1	11

Adjusted EBITDA	$8	$8	$100

The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries as of March 31, 2016.

	Kallpa	CDA	Samay I	OPC	AIE	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	($ millions)
Total debt	$401	$582	$333	$387	$—	$97	$17	$—	$—	$61
Cash	22	38	24	105	4	15	7	14	2	1

Net Debt	$379	$544	$309	$282	$(4)	$82	$10	$(14)	$(2)	$60

	Guatemel	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	RECSA	IC Power Distribution Holdings	Inkia & Other
	($ millions)
Total debt	$—	$67	$40	$17	$11	$4	$3	$3	$118	$448
Cash	1	19	1	2	4	3	—	1	—	86

Net Debt	$(1)	$48	$39	$15	$7	$1	$3	$2	$118	$362

	IC Power & Other	DEOCSA	DEORSA	Total IC Power
	($ millions)
Total debt	$95	$164	$107	2,955
Cash	64	15	23	451

Net debt	31	149	84	2,504

	Three Months Ended March 31, 2015
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]	Outstanding Debt[2]	Net Debt[3]
		($ millions)
Peru segment
Kallpa	75	$108	$72	$35	$446	$427
Assets in advance stages of construction
CDA	75	—	—	(1)	462	406
Samay I	75	—	—	(1)	145	80
Israel segment
OPC	80	88	56	30	399	199
Central America segment
ICPNH[4]	61-65	27	16	9	106	91
Puerto Quetzal[5]	100	23	23	—	26	20
Nejapa[6]	100	25	23	2	—	(24)
Cenergica	100	3	1	1	—	(3)
Assets in advance stages of construction
Kanan	100	—	—	—	—	(2)
Other segment
COBEE	100	11	4	5	80	42
Central Cardones	87	4	—	2	47	44
Colmito	100	10	9	—	19	18
CEPP	97	10	9	1	30	25
JPPC[7]	100	11	10	—	7	3
Surpetroil[8]	60	2	1	(1)	3	1
Inkia & Other[9]	100	—	—	2	447	287
IC Power & Other[10]	100	—	—	1	105	77

Total		$322	$224	$85	$2,322	$1,691

1.	“Adjusted EBITDA” for each entity for the period is defined as income (loss) before depreciation and amortization, finance expenses, net and income tax expense (benefit).
2.	Includes short-term and long-term debt.
3.	Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.
4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Figures include Puerto Quetzal and Poliwatt Limited (one of IC Power’s subsidiaries that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
6.	Figures include amounts related to Nejapa’s branch and main office.
7.	Figures include JPPC and Private Power Operator Ltd. (IC Power’s subsidiary that employs JPPC’s employees and performs administrative-related functions).
8.	Figures include Surpetroil and Surenergy S.A.S ESP (IC Power’s subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
9.	Outstanding debt includes Inkia for $447 million.
10.	Includes $12 million of IC Power’s outstanding debt and $93 million of ICPI debt.

The following tables set forth a reconciliation of net income (loss) to Adjusted EBITDA for IC Power’s subsidiaries for the three months ended March 31, 2015:

	Kallpa	CDA	Samay I	OPC	ICPNH	Puerto Quetzal	Nejapa
	($ millions)
Net income (loss)	$8	$(3)	$—	$17	$5	$(2)	$—
Depreciation and amortization	13	—	—	6	2	1	1
Finance expenses, net	10	—	—	1	2	—	—
Income tax expense (benefit)	4	2	(1)	6	—	1	1

Adjusted EBITDA	$35	$(1)	$(1)	$30	$9	$—	$2

	Cenérgica	Kanan	COBEE	Central Cardones	Colmito	CEPP
	($ millions)
Net income	$1	$—	$2	$1	$—	$—
Depreciation and amortization	—	—	1	1	—	1
Finance expenses, net	—	—	1	—	—	—
Income tax expense	—	—	1	—	—	—

Adjusted EBITDA	$1	$—	$5	$2	$—	$1

	JPPC	Surpetroil	Inkia & Other	IC Power & Others	Total
	($ millions)
Net income (loss)	$(1)	$(1)	$(6)	$—	$21
Depreciation and amortization	1	—	2	—	29
Finance expenses, net	—	—	6	1	21
Income tax expense	—	—	—	—	14

Adjusted EBITDA	$—	$(1)	$2	$1	$85

The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries as of March 31, 2015.

	Kallpa	CDA	Samay I	OPC	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	($ millions)
Total debt	$446	$462	$145	$399	$106	$26	$—	$—	$—
Cash	19	56	65	200	15	6	24	3	2

Net Debt	$427	$406	$80	$199	$91	$20	$(24)	$(3)	$(2)

	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Inkia & Other	ICP& Other	Total
	($ millions)
Total debt	$80	$47	$19	$30	$7	$3	$447	$105	$2,322
Cash	38	3	1	5	4	2	160	28	631

Net Debt	$42	$44	$18	$25	$3	$1	$287	$77	$1,691

Appendix E

Summary of Qoros’ Unaudited Condensed Consolidated Statement of Profit or Loss for the Three Months ended 31 March

	For the three months ended
In thousands of RMB	31 March 2016	31 March 2015
Revenue	511,677	293,493
Cost of sales	(610,848)	(319,315)

Gross profit	(99,171)	(25,822)
Other income	20,109	5,531
Research and development expenses	(30,138)	(78,962)
Selling and distribution expenses	(54,047)	(100,183)
Administrative expenses	(92,846)	(138,276)
Other expenses	(3,226)	(21,770)

Loss from operation	(259,319)	(359,482)
Finance income	26,802	4,438
Finance costs	(75,736)	(87,063)

Net finance costs	(48,934)	(82,625)

Share of loss of equity-accounted investee, net of nil tax	(106)	(13)

Loss before tax	(308,359)	(442,120)
Income tax expense	(66)	(148)

Loss for the year	(308,425)	(442,268)

Summary of Qoros’ Unaudited Condensed Consolidated Statement of Financial Position

In thousands of RMB	At 31 March 2016	At 31 December 2015
Assets
Property, plant and equipment	4,455,514	4,275,167
Intangible assets	4,778,426	4,656,474
Prepayments for purchase of equipment	29,242	59,276
Lease prepayments	202,613	203,716
Trade and other receivables	92,052	92,202
Equity-accounted investee	1,926	2,032

Non-current assets	9,559,773	9,288,867
Inventories	478,535	244,854
VAT recoverable	829,357	832,503
Available-for-sale financial assets	26,000	—
Trade and other receivables	134,888	42,645
Prepayments	9,679	36,431
Pledged deposits	52,262	113,167
Cash and cash equivalents	222,684	257,270

Current assets	1,753,405	1,526,870

Total assets	11,313,178	10,815,737

Equity
Paid-in capital	9,331,840	8,331,840
Reserves	(14)	(44)
Accumulated losses	(8,444,422)	(8,135,997)

Total equity	887,404	195,799
Liabilities
Loans and borrowings	4,740,022	4,659,718
Deferred income	166,749	169,396
Provisions	30,064	20,964

Non-current liabilities	4,936,835	4,850,078
Loans and borrowings	2,132,467	2,829,470
Trade and other payables	3,039,246	2,615,541
Deferred income	317,226	324,849

Current liabilities	5,488,939	5,769,860

Total liabilities	10,425,774	10,619,938

Total equity and liabilities	11,313,178	10,815,737